SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 15
to
SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934
BPW Acquisition Corp.
(Name of Subject Company (Issuer))
The Talbots, Inc.
(Names of Filing Person (Offeror))
COMMON STOCK WARRANTS

(Title of Class of Securities)
055637110

(CUSIP Number of Class of Securities)
Richard T. O’Connell, Jr.
The Talbots, Inc.
One Talbots Drive
Hingham, Massachusetts 02043
(781) 749-7600 (Phone)

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies of communications to:
Morton A. Pierce
Ivan Presant
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, New York 10019
(212) 259-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

INTRODUCTION
     This Amendment No. 15 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2010, as subsequently amended by Amendment No. 1 to the Schedule TO filed with the SEC on March 9, 2010, as subsequently amended by Amendment No. 2 to the Schedule TO filed with the SEC on March 11, 2010, as subsequently amended by Amendment No. 3 to the Schedule TO filed with the SEC on March 26, 2010, as subsequently amended by Amendment No. 4 to the Schedule TO filed with the SEC on March 26, 2010, as subsequently amended by Amendment No. 5 to the Schedule TO filed with the SEC on March 29, 2010, as subsequently amended by Amendment No. 6 to the Schedule TO filed with the SEC on March 30, 2010, as subsequently amended by Amendment No. 7 to the Schedule TO filed with the SEC on March 31, 2010, as subsequently amended by Amendment No. 8 to the Schedule TO filed with the SEC on April 1, 2010, as subsequently amended by Amendment No. 9 to the Schedule TO filed with the SEC on April 2, 2010, as subsequently amended by Amendment No. 10 to the Schedule TO filed with the SEC on April 5, 2010, as subsequently amended by Amendment No. 11 to the Schedule TO filed with the SEC on April 6, 2010, as subsequently amended by Amendment No. 12 to the Schedule TO filed with the SEC on April 6, 2010, as subsequently amended by Amendment No. 13 to the Schedule TO filed with the SEC on April 6, 2010, and as subsequently amended by Amendment No. 14 to the Schedule TO filed with the SEC on April 8, 2010, by The Talbots, Inc., a Delaware corporation (“Talbots”). This Schedule TO relates to the offer by Talbots to exchange (the “Exchange Offer”) each outstanding warrant (the “BPW Warrants”) to acquire shares of common stock of BPW Acquisition Corp. (“BPW”) for shares of common stock, par value $0.01 per share, of Talbots (the “Talbots Common Stock”) or warrants to acquire shares of Talbots Common Stock (the “Talbots Warrants”).
     On March 11, 2010, Talbots filed with the SEC Amendment No. 1 to its Registration Statement on Form S-4 (as amended and supplemented, the “Registration Statement”). The terms and conditions of the Exchange Offer, as well as a description of Talbots and other information required by Schedule TO, are set forth in the prospectus/offer to exchange which is part of the Registration Statement, and the related Letter of Election and Transmittal, which is filed as Exhibit 99.07 to the Registration Statement (collectively, the “Offer to Exchange”).
     Pursuant to the Offer to Exchange, each BPW Warrant validly tendered and not withdrawn in the Exchange Offer will be exchanged, at the election of the holder of such warrant, for either (i) a number of shares of Talbots Common Stock equal to 0.09853 or (ii) a number of Talbots Warrants equal to 0.9853, subject, in each case, to the election procedures and proration procedures described in the Offer to Exchange.

Item 11.
     Item 11 of the Schedule TO is hereby amended and supplemented to add the following:
     “On April 9, 2010, the exchange agent reported a final count of 31,500,000 BPW Warrants tendered in the Exchange Offer, reflecting 90.0% of BPW Warrants issued in BPW’s initial public offering.
     Talbots Common Stock was elected with respect to 1,037,907 tendered BPW Warrants. Holders of these warrants will receive, in exchange for each such BPW Warrant tendered, 0.09853 shares of Talbots Common Stock. Talbots Warrants were elected with respect to 30,462,093 tendered BPW Warrants. The maximum aggregate number of Talbots Warrants issuable pursuant to the terms of the Exchange Offer is 17,242,750. BPW warrantholders elected to receive Talbots Warrants in excess of the maximum aggregate number issuable, and, as a result, those BPW warrantholders who elected to receive Talbots Warrants will have their elections prorated such that they will receive, per BPW Warrant tendered, 0.56604 Talbots Warrants and 0.04193 shares of Talbots Common Stock.
     The aggregate Exchange Offer consideration to be paid to participating BPW warrantholders consists of 2,835,346 shares of Talbots Common Stock and 17,242,750 Talbots Warrants. No fractional shares of Talbots Common Stock or fractional Talbots Warrants will be issued in the Exchange Offer. BPW warrantholders who would otherwise be entitled to fractional shares of Talbots Common Stock or fractional Talbots Warrants will receive cash in lieu thereof.”

Item 12.
Exhibits
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:
(a)(1)(P) Press Release issued by The Talbots, Inc. dated April 9, 2010 (incorporated by reference to the current report on Form 8-K filed by The Talbots, Inc. on April 12, 2010)

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE TALBOTS, INC.
Dated: April 12, 2010	By:	/s/ Richard T. O’Connell, Jr.
		Name:	Richard T. O’Connell, Jr.
		Title:	Executive Vice President, Real Estate, Legal, Store Planning & Design and Construction, and Secretary

Exhibit Index

Exhibit No.	Description of Exhibit
(a)(1)(A)	Form of Letter of Election and Transmittal*
(a)(1)(B)	Internal Revenue Service Form W-9 (included with the Form of Letter of Election and Transmittal)*
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(D)	Form of Letter to Clients*
(a)(1)(E)	Press Release issued by The Talbots, Inc. dated March 29, 2010 (incorporated by reference to the current report on Form 8-K filed by The Talbots, Inc. on March 29, 2010)
(a)(1)(F)	Press Release issued by The Talbots, Inc. dated March 30, 2010 (incorporated by reference to the current report on Form 8-K filed by The Talbots, Inc. on March 30, 2010)
(a)(1)(G)	Press Release issued by The Talbots, Inc. dated March 31, 2010 (incorporated by reference to the current report on Form 8-K filed by The Talbots, Inc. on March 31, 2010)
(a)(1)(H)	Press Release issued by The Talbots, Inc. dated April 1, 2010 (incorporated by reference to the current report on Form 8-K filed by The Talbots, Inc. on April 1, 2010)
(a)(1)(I)	Press Release issued by The Talbots, Inc. dated April 2, 2010 (incorporated by reference to the current report on Form 8-K filed by The Talbots, Inc. on April 2, 2010)
(a)(1)(J)	Press Release issued by The Talbots, Inc. dated April 5, 2010 (incorporated by reference to the current report on Form 8-K filed by The Talbots, Inc. on April 5, 2010)
(a)(1)(K)	Press Release issued by The Talbots, Inc. dated April 6, 2010 (incorporated by reference to the current report on Form 8-K filed by The Talbots, Inc. on April 6, 2010)
(a)(1)(L)	Press Release issued by The Talbots, Inc. dated April 6, 2010 (incorporated by reference to the current report on Form 8-K filed by The Talbots, Inc. on April 6, 2010)

Exhibit No.	Description of Exhibit
(a)(1)(M)	Press Release issued by The Talbots, Inc. dated April 6, 2010 (incorporated by reference to the Form 425 filed by The Talbots, Inc. on April 6, 2010)
(a)(1)(N)	Press Release issued by The Talbots, Inc. dated April 7, 2010 (incorporated by reference to the current report on Form 8-K filed by The Talbots, Inc. on April 8, 2010)
(a)(1)(O)	Press Release issued by The Talbots, Inc. dated April 7, 2010 (incorporated by reference to the current report on Form 8-K filed by The Talbots, Inc. on April 8, 2010)
(a)(1)(P)	Press Release issued by The Talbots, Inc. dated April 9, 2010 (incorporated by reference to the current report on Form 8-K filed by The Talbots, Inc. on April 12, 2010)
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)
Prospectus/Offer to Exchange relating to warrants and shares of common stock of The Talbots, Inc., to be issued in the Exchange Offer (incorporated by reference to the final prospectus filed by The Talbots, Inc. with the SEC on March 17, 2010)

(a)(5)(A)
Class action complaint filed in Campbell v. The Talbots, Inc. et al., Docket No. C.A. 5199-VCS (Court of Chancery of the State of Delaware) (incorporated by reference to Exhibit 99.07 of the registration statement on Form S-4/A filed by The Talbots, Inc. on January 21, 2010)

(a)(5)(B)	Stipulation, dated March 6, 2010 (incorporated by reference to the current report on Form 8-K filed by The Talbots, Inc. on March 9, 2010)
(a)(5)(C)
Pentwater Growth Fund, Ltd., et al. v. BPW Acquisition Corp., et al. Complaint, Docket No. C.A. 5367-VCS, filed in the Court of Chancery of the State of Delaware on March 22, 2010 (incorporated by reference to the current report on Form 8-K filed by The Talbots, Inc. on March 26, 2010)

(a)(5)(D)
Pentwater Growth Fund, Ltd., et al. v. BPW Acquisition Corp., et al., Motion for a Temporary Restraining Order, Docket No. C.A. 5367-VCS, filed in the Court of Chancery of the State of Delaware on March 23, 2010 (incorporated by reference to the current report on Form 8-K filed by The Talbots, Inc. on March 26, 2010)

(a)(5)(E)
Second Amendment to Agreement and Plan of Merger, dated as of April 6, 2010, by and among The Talbots, Inc., Tailor Acquisition, Inc. and BPW Acquisition Corp. (incorporated by reference to the current report on Form 8-K filed by The Talbots, Inc. on April 6, 2010)

Exhibit No.	Description of Exhibit
(b)	Not applicable
(d)	Not applicable
(g)	Not applicable
(h)	Not applicable

*	Incorporated by reference to the Registration Statement